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Exhibit 14

KELLY SERVICES, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors (the “Board”) of Kelly Services, Inc. (“the Company”) has adopted the following Code of Business Conduct and Ethics (the “Code”) for itself and the officers and employees of the Company (the “employees”). The Code is intended to help us recognize and deal with ethical issues, deter wrongdoing, provide mechanisms to report dishonest or unethical conduct and help foster a culture of honesty and accountability as we collectively work to achieve our vision as the world’s best staffing services company. Each of us has a personal responsibility to comply with both the letter and the spirit of this Code.

No code or policy can anticipate every situation that may arise. This Code is intended to serve as a guide. Employees are encouraged to ask their managers questions about particular circumstances that may involve the provisions of this Code. Employees also may present their questions to the Head of Internal Audit or the Secretary of the Governance Committee, who may consult with the General Counsel or outside legal counsel as appropriate.

Conflict of Interest

A “conflict of interest” occurs when our individual private interests interfere, or appear to interfere, in any way with the interests of the Company. Each of us must avoid conflicts of interest with the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Head of Internal Audit or the Secretary of the Governance Committee.

This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which we should refrain, are:

•	an employee or a family member receiving an improper personal benefit as a result of the employee’s position with the company. A “family member” means a spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone who resides in an employee’s home;

•	knowingly engaging in any conduct or activity that is inconsistent with the Company’s best interests or that disrupts or impairs the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship;

•	accepting compensation, in any form, from any source other than the Company, which affects job performance in any way;

•	offering, giving or receiving gifts to or from anyone who deals with the Company in cases where the gift is being made to influence our actions in our position with the Company, or where acceptance of the gifts could create the appearance of an impropriety.

Corporate Opportunities

Each of us has a responsibility to the Company to advance its legitimate interests. We must not:

•	personally take for ourselves or divert to others opportunities that are discovered through the use of Company property, information or our respective position;

•	use Company employees, property, information or our respective positions for personal gain; or

•	compete with the Company, directly or indirectly, for business opportunities.

Confidentiality

Each of us must maintain the confidentiality of information entrusted to us by the Company and its customers.

Protection and Proper Use of Company Assets

We must each protect the Company’s assets and ensure their efficient use. No one is to use Company assets for personal benefit.

Fair Dealing

We have a responsibility to deal fairly with each other, our customers and our suppliers. No one must take unfair advantage of anyone else through manipulation, concealment, abuse of confidential information, misrepresentation of material facts or any other unfair dealing practices.

Compliance with Laws, Rules and Regulations

Each of us shall comply with all laws, rules and regulations applicable to the Company, including the Foreign Corrupt Practices Act, antitrust laws and insider trading laws, and all policies established by the Company.

Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code as it applies to individual Directors or Executive Officers must be made by the Board of Directors and will be disclosed in accordance with applicable federal law and NASDAQ rules. Requests for waivers of the Code as it applies to officers and employees must be made in writing to the Head of Internal Audit or the Secretary of the Governance Committee and must be confirmed in writing.

Reporting Dishonest or Unethical Behavior

When in doubt about the best course of action in a particular situation, employees should talk to their managers or other appropriate personnel. Known or suspected violations of laws, rules and regulations applicable to the Company, of this Code or any Company policy must be promptly reported in writing to the Head of Internal Audit or the Secretary of the Governance Committee. Alternatively, anonymous reports of known or suspected violations may be made through the fraud hotline at 1-877-552-9002. Retaliation of any kind against any Director, officer or employee for reports made in good faith is expressly prohibited and will result in corrective action, including termination of employment.

Public Company Reporting

The Chief Executive Officer and the Chief Financial Officer, the Corporate Controller and their designees (the “senior financial officers”) have the additional responsibility to file with the Securities and Exchange Commission full, fair, timely and understandable reports and documents; these same disclosure requirements apply to all of the Company’s public communications. In addition to the reporting requirements set forth elsewhere in this Code the senior financial officers must report any known or suspected violations of the Code to the Audit Committee.

Failure to Comply; Compliance Procedures

The failure by any Director, officer or employee to comply with the laws, rules or regulations governing the Company’s business, this Code or any Company policy will constitute grounds for corrective action, up to and including termination of employment or engagement. Reports of known or suspected violations will be promptly investigated by the appropriate function, which may include Audit, Human Resources or Law.

Adopted Board of Directors

February 9, 2004